KEY LINK ASSETS CORP.

216 South Jefferson, Suite LL1

Chicago, IL 60661

312-397-9300, Extension 204

February 7, 2014

VIA ELECTRONIC DELIVERY

Ms. Mara L. Ransom

Assistant Director

Division of Corporation Finance

U. S. Securities and Exchange Commission

Washington, D. C. 20549

Re:

Key Link Assets Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed January 21, 2014

File Number 333-190836

Dear Ms. Ransom:

This letter is in response to your comment letter dated February 4, 2014 to me as CEO of Key Link Assets Corp. (the “Company”), regarding Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed January 21, 2014. We have today filed electronically on EDGAR a marked copy of Amendment No. 2 to the Company’s Registration Statement on Form S-1/A (the “Registration Statement”) along with this letter. These revisions incorporate the changes made in response to your comments which are itemized below.

Risk Factors, page 3

Our auditors have issued a going conern opinion, page 3

1.

We note your disclosure in the first sentence herein. Your independent auditors are responsible for the information included in their report on your financial statements, however, you are responsible for your financial statements. Accordingly, please revise your disclosure to indicate, if true, that you, rather than your independent auditors, have indicated in the notes to your September 30, 2013 financial statements that there is substantial doubt about your ability to continue as a going concern.

Response:

We have revised the risk factor to provide that we have indicated in the notes to the September 30, 2013 financial statements that there is substantial doubt about our ability to continue as a going concern.

Proposed Milestones to Implement Business Operations, page 20

2.

We note your disclosure in the first paragraph on page 20 that five major shareholders have made a commitment to lend you up to an aggregate of $50,000 to cover the costs incurred to maintain compliance with your SEC reporting requirements for the one year period following the effectiveness of your registration statement. You state that this is evidenced by a commitment letter, filed as Exhibit 10.11. However, we note that the commitment letter filed as Exhibit 10.11 provides a commitment from your five major shareholders to lend you up to an aggregate of $15,000 to cover these costs. Please revise as appropriate.

Response:

Exhibit 10.11 is correct. We have revised the Registration Statement to correct the clerical error.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

3.

We note your response to comment 2 in our letter dated November 8, 2013 and your revised disclosure on page 33. You disclose in the eighth paragraph on page 33 that your projected financial requirements for the next 12 months are $163,500 and disclose on page 27 that the anticipated expenses of the offering are $30,000. We note that the $163,500 of projected financial requirements appears to relate to the anticipated costs discussed under “Proposed Milestones to Implement Business Operations” on pages 20 and 21. It is unclear how your minimal amount of cash and your available borrowing capacity will be sufficient to fund your offering costs, service your accounts payable and fund your planned expenditures for the next 12 months. As previously requested, please revise your disclosure in Management’s Discussion and Analysis to provide a more focused discussion of your viable plan to continue in business as a going concern for the twelve months succeeding the anticipated effective date of the offering. Specifically:

•

Please revise your disclosure to clarify the extent to which amounts necessary to fund your proposed milestones represent costs which could be avoided and the anticipated effects of avoiding such costs.

•

Disclose whether any amount related to anticipated costs of the offering have already been reflected in your financial statements.

Please refer to Section 607.02 of the Codification of Financial Reporting Releases.

Response:

We have revised the Registration Statement to provide that $25,000 of the offering expenses have been paid and that the remaining expenses will be funded pursuant to the Loan Commitment attached as Exhibit 10.10 to the Registration Statement.

We have disclosed in the Registration Statement the need for funds and the possibility of deferring implementation in the event funds are not available as follows:

Description of Business

Business Strategy

“As acquisitions occur, we anticipate that we will be able to fund expansion with the revenue generated from operations. In the meantime, if we are unable to secure sufficient funding to initiate our business plan, we will postpone the implementation of our business plan as currently developed or reduce or curtail operations until sufficient funding becomes available.”

Proposed Milestones to Implement Business Operations

“The working capital requirements and the projected milestones are approximations and subject to adjustments.”

“Funds necessary to achieve our proposed milestones and implement our business operations may not be available in amounts necessary or at all. We will not be able to begin implementing our business plan until we have secured financing to begin operations. The unavailability of additional financing could prevent or delay implementation of the Company’s business plan and may require the Company to curtail or terminate its operations.”

“Subject to securing financing to commence operations, we plan to complete our milestones as follows:

***

10 to 12 Months

All milestones are subject to securing financing to commence operations. The Company will undertake to achieve subsequent milestones only to the extent that sufficient funding is available. The Company does not have any commitments or arrangements to obtain any such funds, and there can be no assurance that required financing will be available to the Company on acceptable terms, if at all. The unavailability of additional financing could prevent or delay the implementation of the Company’s business plan and may require the Company to curtail or terminate its operations. If at any time during the first year of operations, the Company has not generated sufficient revenue or funds are otherwise unavailable to continue its business plan, it will temporarily defer equipment, personnel, marketing and development expenses until sufficient funds become available and in the meantime will expend only those funds as available and as required to maintain the existence of the Company. Such deferrals will delay implementation of the Company’s business plan to the extent they are required.”

Limited Operating History; Need for Additional Capital

“....commencement of operations is subject to the availability of sufficient capital.”

Liquidity and Capital Resources

“The unavailability of additional financing could prevent or delay the implementation of the Company’s business plan and may require the Company to curtail or terminate its operations. If sufficient financing is unavailable, the Company will defer non-essential operating expenses until sufficient funds become available. We will not begin to implement our business plan until we have secured the funds necessary to commence operations.”

Important Assumptions

“The implementation of our business plan will be possible only upon obtaining sufficient funding.”

Executive Compensation, page 37

4.

Please update the disclosure required by Item 402 of Regulation S-K for the fiscal year ended December 31, 2013. Refer to Regulation S-K Compliance and Disclosure Interpretation 217.05, which is located on our website.

Response:

We have updated the executive compensation table to include compensation information for the year ended December 31, 2013.

Financial Statements, page F-1

General

5.

We remind you of the updating requirements of Rule 8-08 of Regulation S-X which are applicable to the financial statements and financial information included in your registration statement. You will need to update your financial statements and financial information in the event of a delay in the effectiveness of your registration statement beyond February 14, 2014.

Response:

The comment is noted.

We trust that the Company’s responses and revisions address the comments raised in your letter to the Company dated February 4, 2014.  However, the Company will provide further information and make further revisions at your direction.

Very truly yours,

/s/ Shawn P. Clark

Shawn P. Clark

Chief Executive Officer